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                              April 12, 2023

       Chong Jiexiang Aloysius
       Chief Executive Officer
       Simpple Ltd.
       71 Ayer Rajah Crescent
       #03-07
       Singapore 139951

                                                        Re: Simpple Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 3, 2023
                                                            File No. 333-271067

       Dear Chong Jiexiang Aloysius:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed April 3, 2023

       Taxation, page 98

   1. We note that opinion no. 4 of the legal opinion filed as Exhibit 5.1 explains that statements in the
"Taxation" section, to the extent that they constitute statements of
                                                        Cayman Islands law, are
the opinion of Harney Westwood & Riegels Singapore LLP.
                                                        Please revise this
section to state that the disclosure with respect to Cayman Islands tax law is the opinion of
Harney Westwood & Riegels Singapore LLP.
       General

   2. We note that you "expect to name four additional directors, three of them independent directors, upon the SEC
  s declaration of effectiveness ... ." If such director nominees are
 Chong Jiexiang Aloysius
Simpple Ltd.
April 12, 2023
Page 2
      currently known, please file a consent for each director nominee. Refer to Securities Act
      Rule 438.
3. Please ask counsel to revise its opinion to reflect the number of shares to be offered, including any over-allotments, and include an opinion on the legality of the warrants being offered. Refer to Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameChong Jiexiang Aloysius
                                                            Division of
Corporation Finance
Comapany NameSimpple Ltd.
                                                            Office of Trade &
Services
April 12, 2023 Page 2
cc:       Lawrence S. Venick
FirstName LastName